Filed Pursuant to Rule 433

Registration Statement No. 333-281868

December 4, 2024

PRICING TERM SHEET

December 4, 2024

F.N.B. Corporation

$500,000,000 5.722% Fixed Rate / Floating Rate Senior Notes due 2030

Issuer:	F.N.B. Corporation (the “Company”)

Security:	5.722% Fixed Rate / Floating Rate Senior Notes due 2030 (the “Notes”)

Principal Amount:	$500,000,000

Expected Ratings:

Baa2 / BBB- / A- (Moody’s / S&P / KBRA)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time. Each rating should be evaluated independently of any other rating.

Maturity Date:	December 11, 2030

Offering Format:	SEC Registered

Trade Date:	December 4, 2024

Settlement Date:	December 11, 2024 (T+5)

Benchmark Treasury:	UST 4.125% due November 30, 2029

Benchmark Treasury Price and Yield:	100-07+; 4.072%

Spread to Benchmark Treasury:	T + 165 bps

Coupon:

Fixed Rate Period: 5.722% per annum

Floating Rate Period: Compounded SOFR per annum (determined with respect to each quarterly interest period using the SOFR Index as described under “Description of the Notes—Compounded SOFR” in the prospectus supplement dated December 4, 2024), plus 1.93%

Yield to Maturity:	5.722% per annum

Fixed Rate Period:	From, and including, the issue date to, but excluding, December 11, 2029

Floating Rate Period:	From, and including, December 11, 2029 to, but excluding, the maturity date

Interest Payment Dates:

Fixed Rate Period: Each June 11 and December 11 of each year, commencing on June 11, 2025 and ending on December 11, 2029

Floating Rate Period: March 11, 2030, June 11, 2030 September 11, 2030 and at maturity

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Optional Redemption:

Prior to December 11, 2029 (one year prior to the maturity date, the “Par Call Date”), the Company may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places), equal to the greater of:

•  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in this prospectus supplement) plus 25 basis points less (b) interest accrued to the date of redemption, and

•  100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

In addition, on the Par Call Date, the Company may redeem the notes, in whole, but not in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. At any time and from time to time on or after November 11, 2030 (30 days prior to the maturity date), the Company may redeem the notes in whole or in part at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

The notes will not be subject to repayment at the option of the holder at any time prior to maturity.

Use of Proceeds:	For general corporate purposes, which may include investments at the holding company level, capital to support the growth of the Company’s banking subsidiary and refinancing of outstanding indebtedness.

Price to Public:	100.000% of principal amount

Underwriters’ Discount:	0.350%

Proceeds to Company (after underwriters’ discount, but before expenses):	$498,250,000

CUSIP / ISIN:	302520 AD3 / US302520AD30

Alternative Settlement Cycle:	The Company expects to deliver the Notes against payment for the Notes on the fifth business day following the Trade Date (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than one business day prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Denominations:	$1,000 minimum denomination and $1,000 integral multiples thereof

The Company does not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. Waubank Securities LLC

Co-Managers:	Bancroft Capital, LLC BMO Capital Markets Corp. Goldman Sachs & Co. LLC Piper Sandler & Co.

Because the Company’s affiliate, WauBank Securities LLC, is participating in sales of the Notes, the offering is being conducted in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121, as administered by FINRA. The Company’s affiliates, including WauBank Securities LLC, may use the prospectus supplement relating to the offering to which this communication relates and the accompanying base prospectus in connection with offers and sales of the Notes in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus related to the debt securities of the Company in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Morgan Stanley & Co. LLC by calling 1-866-718-1649, or BofA Securities, Inc. by calling 1-800-294-1322.

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement. The information in this pricing term sheet supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information in the preliminary prospectus supplement. Other information (including other financial information) presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.